

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
Edward W. Stack
Chief Executive Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re: Dick's Sporting Goods, Inc.**
> **Form 10-K for the Year Ended February 2, 2013**
> **Filed March 22, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2013**
> **File No. 1-31463**

Dear Mr. Stack:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Components of Compensation, page 28

Short-Term Incentive Awards, page 29

1. Please tell us how you determined the "component attainment" of 98.71% and 98.38% for Mr. Stack with respect to EBT and Strategic Goals, respectively. Please also tell us how you determined the "component attainment" of 184.04% and 163.03% for your other named executive officers with respect to EBT and Strategic Goals, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Lee, Staff Attorney, at (202) 551-3427 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 if you have questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director